SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 9)
Under the Securities and Exchange Act of 1934

  France Growth Fund, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

35177k108
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2004
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)
There are no exhibits.

















ITEM 1	Security and Issuer
		Common Stock
		France Growth Fund, Inc.
		245 Park Avenue ? 39th Floor
		New York, NY   10167
ITEM 2	Identity and Background
a) Karpus Management, Inc. d/b/a Karpus Investment
Management (?KIM?)
George W. Karpus, President, Director and Controlling
Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
d) None of George W. Karpus, Jo Ann Van Degriff, or Sophie
Karpus (?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic
violations).
e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
KIM, an independent investment advisor, has accumulated shares of FRF on behalf of accounts that are managed by KIM (?the
Accounts?) under limited powers of attorney.  All funds that have been utilized in making such purchases are from such
Accounts.
ITEM 4	Purpose of Transaction
KIM has purchased Shares for investment purposes.  Being
primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of FRF fit the investment guidelines for various Accounts.  Shares have been acquired
since  June 17, 1998.
ITEM 5 	Interest in Securities of the Issuer
A) As of the date of this Report, KIM owns 1,265,015 shares, which represents 10.48% of the outstanding Shares. George W. Karpus presently owns 14,730 share purchased on April 13, 2004 at $8.40 (50 shares) and at $8.44 (150 shares), April 15 at $8.26 (250 shares) and at $8.29 (50 shares), April 16 at $8.29 (100 shares), April 19 at $8.32 (50 shares), April 20 at $8.35 (50 shares) and at $8.33 (50 shares), April 21 at $8.27 (100 shares), April 30 at $8.20 (2000 shares) and at $8.21 (630 shares), May 3 at $8.22 (2000 shares), May 4 at $8.31 (100 shares), May 5 at $8.34 (1350 shares), May 6 at $8.24 (400 shares), May 7 at $8.18 (100 shares), May 12 at $7.90 (5200 shares), May 17 at $7.87 (1100 shares), and May 20 at $8.04 (1000 shares).  Karpus Investment Management
Profit Sharing Plan presently owns 4200 shares purchased on December
24, 1998 at $14.625 (260 shares), June 24 & 25, 2002 at $6.81 (500 shares), July 10 at $6.88 (300 shares) and at $6.83 (100 shares), July 22 at $6.10 (100 shares), August 5 at $5.97 (200 shares), August 14 at $6.05
(100 shares), August 19 at $6.10 (50 shares), September 3 at $6.08 (50 shares), November 7 at $5.65 (100 shares), November 8 at $5.64 (100 shares), November 11 & 12 at $5.64 (400 shares), November 13 at $5.63
(600 shares), July 2, 2003 at $6.25 (1040 shares), April 15, 2004 at $8.26
(50 shares), April 19 at $8.32 (50 shares), April 20 at $8.35 (50 shares), and April 21 at $8.27 (50 shares). Dana R. Consler currently owns 1200 shares purchased on February 6, 2002 at $6.85 (150 shares), February 7 at
$6.82 (50 shares), February 15 at $6.94 (50 shares), February 27 at $7.02
(50 shares), December 3 at $5.82 (100 shares), April 13, 2004 at $8.44 (50 shares), April 15 at $8.26 (100 shares), April 19 at $8.32 (50 shares), April
20 at $8.35 (50 shares), April 21 at $8.27 (50 shares), and April 28 at
$8.22 (100 shares), May 3 and 6 at $8.24 (200 shares), May 7 at $ 8.18
(100 shares), and May 19 at $8.17 (100 shares). Jo Ann Van Degriff presently owns 500 shares purchased on July 3, 2003 at $6.16 per share.
None of the other Principals of KIM presently owns shares of FRF.
      b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
c)  Open market purchases for the last 60 days for the Accounts.
There have been no dispositions and no acquisitions, other than by such open market purchases,
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
4/8/2004
10800
8.32

5/3/2004
27400
8.24
4/12/2004
7100
8.36

5/4/2004
7500
8.31
4/13/2004
36500
8.44

5/5/2004
8400
8.35
4/14/2004
12600
8.28

5/6/2004
27700
8.25
4/15/2004
18900
8.26

5/7/2004
15700
8.18
4/16/2004
7900
8.29

5/10/2004
100
7.88
4/19/2004
9900
8.32

5/11/2004
1200
7.91
4/20/2004
6000
8.34

5/12/2004
11300
7.88
4/21/2004
9400
8.27

5/13/2004
1400
7.93
4/22/2004
6100
8.32

5/14/2004
1200
7.93
4/23/2004
217600
8.35

5/17/2004
1100
7.87
4/26/2004
63300
8.32

5/19/2004
2300
8.17
4/27/2004
33800
8.37

5/20/2004
2000
8.04
4/28/2004
77900
8.23

5/21/2004
100
8.04
4/29/2004
2000
8.18

5/24/2004
300
8.09
4/30/2004
13700
8.2

5/25/2004
4000
8.18
The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships
	with Respect to Securities of the Issuer.
Except as described above, there are no contracts,
arrangements, understandings or relationships of any kind
among the Principals and KIM and between any of them and any other person with respect to any of FRF Securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable.


































Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.



June 9, 2004 	     	 	    	   By:________________________
       Date						   Signature
      Dana R. Consler, Vice President 					Name/Title